Mail Stop 3561


									January 19, 2006




Mr. Robert S. Thomas
President & Chief Executive Officer
Charles & Colvard, Ltd.
300 Perimeter Park Drive, Suite A
Morrisville, NC 27560


		RE:	Charles & Colvard, Ltd.
			Form 10-K for Fiscal Year Ended December 31, 2004 Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005
and September 30, 2005
Filed March 21, 2005, May 13, 2005, August 11, 2005 and November
9,
2005
			File No.  0-23329

Dear Mr. Thomas:

		We have reviewed your responses in your letter dated December 13, 2005 and have the following additional comment.

		We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004


Independent Auditors` Report, page 35

1. We read your response to comment 1 in our letter dated December 13, 2005. Please submit a hard copy of the signed audit report to us or amend your filing to provide an audit report that includes the city and State where issued consistent with the requirements of Rule
2-02(a)(3) of Regulation S-X.

		As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

		If you have any questions regarding this comment, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Robert S. Thomas
Charles & Colvard, Ltd.
January 19, 2006
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